TRUSTMARK 401(K) PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

TRUSTMARK 401(K) PLAN

Index to Financial Statements and Schedule

Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the year ended
 December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002

All other schedules are omitted because there is no information to report.

Independent Auditors' Report

The Plan Administrator
Trustmark 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Trustmark 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Jackson, Mississippi
June 6, 2003

TRUSTMARK 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

		2002		2001
Receivables:				
Sponsor contributions	$	123,895	$	2,650,000
Participant contributions		193,956		124,809
Total receivables		317,851		2,774,809
Investments, at fair value:				
Money market accounts		14,377,264		9,956,151
Fixed income mutual funds		6,094,106		4,747,472
Common stock of Trustmark Corporation		53,648,075		62,084,423
Equity mutual funds		23,135,259		22,760,031
Total investments		97,254,704		99,548,077
Net assets available for benefits	$	97,572,555	$	102,322,886

See accompanying notes to financial statements.

TRUSTMARK 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Contributions:		
Sponsor	$	2,870,482
Participant		4,935,396
Total contributions		7,805,878
Net investment loss:		
Net depreciation in fair value of investments		(5,022,263)
Interest income		540,317
Dividend income		1,715,667
Net investment loss		(2,766,279)
Benefits paid to participants		(9,609,509)
Administrative fees		(180,421)
Net decrease in net assets available for benefits		(4,750,331)
Net assets available for benefits:		
Beginning of year		102,322,886
End of year	$	97,572,555

See accompanying notes to financial statements.

(1) Plan Description

The following description of Trustmark 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established for the employees of Trustmark Corporation (the Company) and certain other associated companies. The Plan provides eligibility for participation on the first day of the month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

(b) Plan Administration

The Plan's record keeping functions are handled by Nationwide Life Insurance Company and Nationwide Trust Company. Trustmark National Bank serves as the Plan's trustee. The plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank. Prior to January 31, 2002, Bysis Plan Services and Frontier and Reliance Trusts served as record keeper and trustee, respectively.

(c) Employee Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Effective January 1, 2002, the Plan was amended, whereby, participants may elect to contribute up to 25% of eligible compensation each period, subject to regulatory limitations. Prior to 2002, employee contributions were limited to 15% of eligible compensation. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan was amended in the current year whereby rollover contributions from individual retirement accounts or other qualified plans are allowed.

In 2002, the Plan was amended whereby participants who were age 50 years or older by the end of calendar year were able to make catch-up contributions to the Plan. Catch-up contributions represent employee compensation deferrals in excess of IRS annual deferral limits. The IRS annual deferral limits and annual catch-up contribution limits are indicated in the following schedule:

Calendar year	Deferral limit	Catch-up contribution limit
2002	$ 11,000	$ 1,000
2003	12,000	2,000
2004	13,000	3,000
2005	14,000	4,000
2006	15,000	5,000
Thereafter	Indexed in $500 increments	Indexed in $500 increments

(d) Employer Contributions

Effective January 1, 2002, the Plan was amended whereby all employee contributions are matched by the employer at a rate of 100% of the first 3% and 50% of the next 3% of covered compensation. Prior to January 1, 2002, employee contributions were not matched by the employer. The Company contributed $2,870,482 and $2,671,871 to the Plan in 2002 and 2001. Under the amended provisions of the Plan, the employer may make discretionary contributions.

(e) Allocations

Employee and employer contributions are allocated directly to each participant's account in accordance with the individual participant's elections. Participant accounts are valued daily.

(f) Vesting

On the first day of the month coincident with or following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

Participants are immediately vested in their voluntary contributions and employer matching contributions and the investment earnings and losses thereon. Participants vest in the employer discretionary contributions as shown in the following schedule:

Years vesting service	Vested percentage
Less than 5	0%
5 or more	100%

(Continued)

Forfeitures of nonvested employer discretionary accounts are used to reduce the employer match contribution.

In case of termination of the Plan, the value of each participant's share of the Plan becomes fully vested as of the date of such termination.

(g) Payment of Benefits

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

(h) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments

Investments are stated at fair value. Cash equivalents are stated at cost which approximates fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

(d) Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

(e) Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.

(3) Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	**2001**
Investments at fair value as determined by quoted market price:		
Common stock of Trustmark Corporation	$ 53,648,075	$ 62,084,423
Performance Funds Trust Mutual Funds:		
Large-Cap Equity Fund	6,047,890	10,571,905
Mid-Cap Equity Fund	5,484,933	7,555,686
Federated Capital Preservation Fund	13,768,069	9,729,922

During 2002, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:	
Trustmark Corporation Stock Fund	$ 1,419,642
Mutual Funds	(6,441,905)
Net depreciation in fair value of investments	$ (5,022,263)

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Related Parties

Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. Trustmark Corporation is the parent company of Trustmark National Bank. Trustmark National Bank also serves as the Plan's trustee.

(Continued)

(6)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2002:

	Benefits paid
Per accompanying financial statements	$ 9,609,509
2001 amounts pending distribution to participants	(72,000)
2002 amounts pending distribution to participants	—
Per Form 5500	$ 9,537,509

The following table is a reconciliation of benefits payable and net assets available for benefits per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001:

	Benefit payable	Net assets available for plan benefits
Per accompanying financial statements	$ —	$ 102,322,886
2001 amounts pending distribution to participants	72,000	(72,000)
Per Form 5500	$ 72,000	$ 102,250,886

(7)   Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the financial position or results of operations of either the Company or the Plan.

Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer	Description		Current value
Money market account:			
Federated	Capital Preservation Fund	$	13,768,069
Gartmore	Money Market Inst'l Fund		609,195
			14,377,264
Fixed income mutual funds:			
* Performance Funds Trust	Short Term Govt. Inst. Fund		2,509,420
* Performance Funds Trust	Intermediate Term Govt. Inst. Fund		2,382,564
Dreyfus	GNMA Fund		546,169
PIMCO	Total Return Fund		655,953
			6,094,106
Common stock fund:			
* Trustmark Corporation	Common Stock Fund		53,648,075
Equity mutual funds:			
* Performance Funds Trust	Leader's Equity Fund		314,819
* Performance Funds Trust	Large-Cap Equity Fund		6,047,890
* Performance Funds Trust	Mid-Cap Equity Fund		5,484,933
Dreyfus	Mid-Cap Value Fund		1,284,770
Franklin	Balance Sheet Investment Fund		1,271,616
Franklin	Mutual Discovery Fund		415,623
Gartmore	Inv. Destinations Aggr. Svc. Fund		95,369
Gartmore	Inv. Destinations Cons. Svc. Fund		61,344
Gartmore	Inv. Destinations Mod. Svc. Fund		174,943
Gartmore	Inv. Destinations Mod. Aggr. Svc. Fund		245,923
Gartmore	Inv. Destinations Mod. Cons. Svc. Fund		75,711
Goldman Sachs	CORE Small Cap. Equity Fund		2,126,435
INVESCO	Dynamics Inv. Fund		191,478
Neuberger	Neuberger Berman Genesis Trust		1,215,309
Oppenheimer	Global Fund		353,952
Van Kampen	Equity & Income Fund		1,670,395
Van Kampen	Emerging Growth Fund		1,024,942
Templeton	Foreign Fund		1,079,807
			23,135,259
		$	97,254,704

* Denotes related party based on the following relationships:
Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.

See accompanying independent auditors' report.